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                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Home Products International, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   437305 10 5
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                                 (CUSIP Number)

              Joseph M. Paolucci, Equity Group Investments, L.L.C.,
       Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2001
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             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 437305 10 5               13D/A                     PAGE 2 OF 3 PAGES

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1        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS (ENTITIES ONLY)
                  Samstock, L.L.C.
                  FEIN # 36-415890
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                   (a)      [   ]
                                                              (b)      [   ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

         N/A
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                      [   ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER OF              7        SOLE VOTING POWER

   SHARES                         -0-

BENEFICIALLY             ----------------------------------------
                         8        SHARED VOTING POWER
OWNED BY EACH
                                  -0-
  REPORTING              ----------------------------------------
                         9        SOLE DISPOSITIVE POWER
   PERSON
                                  -0-
    WITH                 ----------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARED (See Instructions)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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14       TYPE OF REPORTING PERSON (See Instructions)

         OO
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CUSIP NO. 437305 10 5               13D/A                      PAGE 3 OF 3 PAGES


                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
             HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.

ITEM 4.  PURPOSE OF TRANSACTION

          Item 4 hereby amended as follows:

          The transfers and sales described below of shares of the Issuer's Common Stock by Samstock, an affiliate of Samuel Zell, were solely to, and among, other affiliates of Mr. Zell. The transactions were effected solely for tax planning purposes. There has been no change in the aggregate ownership of the Issuer's Common Stock by Mr. Zell's affiliates who continue to own approximately 8.54% of the Issuer's outstanding Common Stock, based upon there being 7,773,142 outstanding shares of Issuer's Common Stock as of November 3, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended as follows:

          (a - d) On December 27, 2001, Samstock, distributed all of the 664,000 shares of the Issuer's Common Stock it beneficially owned to its members (each of which is an affiliate of Samual Zell) on a pro rata basis, with Alphabet Partners and ZFT Partnership receiving 325,360 shares each and Zell General Partnership Inc. receiving 13,280 shares. Immediately following such distribution, Alphabet Partners and ZFT Partnership sold all 650,720 shares received in such distribution to Samstock/SIT, L.L.C., an affiliate of Mr. Zell.

          (e) As of December 27, 2001, Samstock ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

                                   SIGNATURES

                              --------------------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 10, 2002.                    SAMSTOCK, L.L.C.,
                                            a Delaware Limited Liability Company

                                            /s/ Donald J. Liebentritt
                                           ------------------------------------
                                           By:  Donald J. Liebentritt,
                                           Its:   Vice President